Echo Healthcare Acquisition Corp.
8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182

November 8, 2007

Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Facsimile No.: (202) 772-9368
Attention: Carmen Moncada-Terry

Re:           Echo Healthcare Acquisition Corp.
Form S-4 Registration Statement , Registration No. 333-144889

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Echo Healthcare Acquisition Corp. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on Friday, November 9, 2007 or as soon thereafter as is practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact Richard H. Miller, Esq. at 404-572-6787 or the undersigned at 949-752-2121.

Echo Healthcare Acquisition Corp.

By:	/s/ Kevin W. Pendergest
Kevin W. Pendergest
Chief Financial Officer